United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Celestica Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number)

Onex Corporation

161 Bay Street, Suite 4900

Toronto, Ontario M5J 2S1 Canada

Attention: Andrea Daly

(416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

JOEL I. GREENBERG, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019-9710

(212) 836-8000

July 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No. 15101Q108

1	NAME OF REPORTING PERSON Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,657 Subordinate Voting Shares
	8

SHARED VOTING POWER

18,997,238 Subordinate Voting Shares, including (i) 397,045 Subordinate Voting Shares and (ii) 18,600,193 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

	9	SOLE DISPOSITIVE POWER 120,657 Subordinate Voting Shares
	10

SHARED DISPOSITIVE POWER

18,997,238 Subordinate Voting Shares, including (i) 397,045 Subordinate Voting Shares and (ii) 18,600,193 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,117,895 Subordinate Voting Shares, including (i) 517,702 Subordinate Voting Shares and (ii) 18,600,193 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares. 81.0% of the combined voting power of the Issuer’s Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Subordinate Voting Shares (the “Subordinate Voting Shares”) of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Mr. Gerald W. Schwartz (“Mr. Schwartz” or the “Reporting Person”), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person on July 7, 1998 (the “Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, and 5 to the Schedule 13D filed with the SEC on March 8, 2000, July 6, 2000, October 16, 2000, March 1, 2005, and July 21, 2015, respectively. Capitalized terms used but undefined in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D, as amended.

This Amendment No. 6 amends the Schedule 13D (as previously amended), as set forth herein.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

The securities to which this Statement on Schedule 13D relates are the Subordinate Voting Shares of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada.

The principal office of the Issuer is located at: 5140 Yonge Street, Suite 1900, Toronto, Ontario, Canada M2N 6L7.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The aggregate percentage of Subordinate Voting Shares reported as beneficially owned by the Reporting Person is based on 109,822,815 Subordinate Voting Shares outstanding as of July 18, 2019, as reported by the Issuer in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, included as Exhibit 99.1 to its Form 6-K filed on July 24, 2019.

(a) and (b). Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which entitles him to elect sixty percent (60%) of the members of Onex’s Board of Directors and represents a 60% voting interest in Onex. Accordingly, Mr. Schwartz is an indirect beneficial owner of the Issuer’s securities which are beneficially owned by Onex. As of the date hereof, Onex beneficially owns 18,997,238 Subordinate Voting Shares of the Issuer, including (i) 397,045 Subordinate Voting Shares and (ii) 18,600,193 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. 814,546 of the Issuer’s Multiple Voting Shares owned beneficially by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans, which may be exercised upon specified dispositions by Onex (directly or indirectly) of the Issuer’s securities, with respect to which Onex has the right to vote or direct the vote, including 688,807 of such options granted to Mr. Schwartz. Each Multiple Voting Share will, upon exercise of such options, be automatically converted into a Subordinate Voting Share.

In addition to the shares beneficially owned by Mr. Schwartz through his beneficial ownership of Onex, Mr. Schwartz controls a company which owns 120,657 Subordinate Voting Shares.

The shares deemed to be owned beneficially by Mr. Schwartz represent approximately 14.9% of the Subordinate Voting Shares, giving effect to the conversion of all of the Multiple Voting Shares described above. Mr. Schwartz has the sole right to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 120,657 Subordinate Voting Shares. Mr. Schwartz shares the voting power and disposition power with Onex with respect to 397,045 Subordinate Voting Shares and 18,600,193 Multiple Voting Shares.

The Multiple Voting Shares beneficially owned by Mr. Schwartz represent, and have at all times since the Issuer’s initial public offering represented, a majority of the voting power of the Issuer’s outstanding securities.

(c) Mr. Schwartz has not effected any transaction in Subordinate Voting Shares during the past 60 days.

(d) No person other than Mr. Schwartz has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subordinate Voting Shares of the Issuer owned beneficially by Mr. Schwartz, other than the Subordinate Voting Shares beneficially owned by Mr. Schwartz through his beneficial ownership of Onex. To the best knowledge of Mr. Schwartz, no person other than Mr. Schwartz or Onex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subordinate Voting Shares beneficially owned by Onex.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2019
/s/ Gerald W. Schwartz, by Andrea E. Daly
Gerald W. Schwartz, by Andrea E. Daly, attorney-in-fact pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017